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                                                                      EXHIBIT 16




April 24, 2002

Office of the Chief Accountant
Securities and Exchange Commission
Washington, D.C.  20549

Dear Sir/Madam:

We were previously principal accountants for DTVN Holdings, Inc. (the "Company") and, under the date of February 15, 2002, except for note 16, which is as of March 21, 2002, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2001 and 2000. On April 17, 2002, we resigned. We have read the Company's statements included under Item 4 of its Form 8-K dated April 18, 2002, and we agree with such statements, except we are not in a position to agree or disagree with the Company's statement that KPMG's resignation was not recommended or approved by the Board of Directors or the Audit Committee of the Board of Directors of the Company.

Very truly yours,


KPMG LLP

cc:  Mr. Philip N. O'Reilly, CFO,
     DTVN Holdings, Inc.